Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF BERRY GLOBAL GROUP, INC.

Berry Global Group, Inc. (the “Corporation”), a corporation organized and existing under the laws and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1.	This Certificate of Amendment (the “Certificate of Amendment”) amends the Amended and Restated Certificate of Incorporation of the Corporation (the “Amended and Restated Certificate of Incorporation”) filed with the Secretary of State of the State of Delaware on March 6, 2015, as amended by the Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware effective on March 2, 2017, as amended by the Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware effective on April 13, 2017, as amended by the Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware effective on March 6, 2019, and as amended by the Certificate of Amendment of the Amended and Restated Certificate of Incorporation effective on February 24, 2021, and has been duly adopted by the Board of Directors of the Corporation by unanimous written consent in lieu of a meeting in accordance with Sections 141(f) and 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and by the stockholders of the Corporation in accordance with Section 242 of the DGCL at an annual meeting held on February 14, 2024.

2.	Article IX of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

“To the fullest extent permitted by the DGCL, a director or officer of the Corporation will not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) of the director under Section 174 of the DGCL (or any successor provision thereto), or (iv) for any transaction from which the director or officer derived any improper personal benefit. Any repeal or amendment or modification of this Article IX by the stockholders of the Corporation or by changes in applicable law, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide a broader limitation on a retroactive basis than permitted prior thereto), and will not adversely affect any limitation on the personal liability of any director or officer of the Corporation at the time of such repeal or amendment or modification or adoption of such inconsistent provision. If any provision of the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors or officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.”

3.	Article XV of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

“(a)       Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, in each such case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein.

(b)       Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, including all causes of actions asserted against any defendant to such complaint.

(c)       Any person or entity purchasing or otherwise acquiring any interest in any share of capital stock of the Corporation shall be deemed to have notice of and consent to the provisions of this Article XV. This Article XV is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Notwithstanding the foregoing, the provisions of this Article XV shall not apply to suits brought to enforce any liability or duty created by the Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

(d)       Any person or entity purchasing or otherwise acquiring any interest in any share of capital stock of the Corporation shall be deemed to have notice of and consent to the provisions of this Article XV.”

4.	Except as amended hereby, all other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Jason K. Greene, its Executive Vice President, Chief Legal Officer and Secretary, this 14th day of February, 2024.

BERRY GLOBAL GROUP, INC.

By:	/s/ Jason K. Greene
Name:	Jason K. Greene
Title:	Executive Vice President, Chief Legal Officer and Secretary